Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, British Columbia
Canada V6C 3R8

Tel: 604 654 4000
Fax: 604 654 4048

News Release

July 31, 2007

Catalyst takes steps to address cost structure in Q2

Vancouver, (BC) – Catalyst Paper posted net earnings of $0.2 million ($nil per common share) on sales of $441.8 million in the second quarter of 2007.  This compared to a net loss of $25.6 million ($0.12 per common share) on sales of $478.1 million in the first quarter and to net earnings of $42.4 million ($0.20 per common share) on sales of $469.6 million for the same period in 2006.

The renewed strength of the Canadian dollar continued to affect the company’s earnings as it reached a 30-year high versus the US currency. This reduced operating earnings, but resulted in a $44.1 million ($0.21 per common share) after-tax foreign exchange gain on the translation of US-dollar denominated debt.

Net earnings in the second quarter also included after-tax restructuring and change of control related costs of $12.7 million ($19.3 million before tax), compared to $12.5 million in the first quarter ($19.0 million before tax).

Earnings before interest, taxes, depreciation and amortization were $17.4 million in the second quarter before restructuring and change of control costs. This compared with $33.1 million before restructuring and change of control costs in the first quarter, highlighting the negative impact of a stronger Canadian dollar.

“Reducing costs and eliminating low-margin production is the first priority in our effort to return to profitability for the long term,” said Catalyst president and chief executive officer Richard Garneau. “Given the difficult challenges faced by the industry, the strike now affecting our coastal fibre suppliers is an unfortunate event that needs to be resolved quickly.”

During the second quarter, the company announced a number of initiatives to improve profitability. These included additional workforce reductions bringing the total to 480 permanent positions, relocation of the corporate office from Vancouver to Richmond, as well as the indefinite closure of a paper machine and associated layoff of 185 employees effective Sept. 1, 2007. These changes are on schedule for completion by year-end.

Markets for the company’s specialty paper products were mixed. Demand was down slightly for uncoated grades while prices weakened in the second quarter. Prices were down for coated mechanical products; however the announced closure of North American capacity is expected to bring markets into balance in the latter half of the year.  Directory paper demand remained steady and prices were stable. US newsprint consumption continued to decline in the second quarter.

Pulp continued its strong run and the European NBSK benchmark pulp price reached its highest level since 1995 during the second quarter. The market for containerboard (including Catalyst’s white-top linerboard products) remained balanced.

Catalyst is a leading producer of mechanical printing papers in North America, headquartered in Vancouver, British Columbia. The company also produces market kraft pulp and owns Western Canada’s largest paper recycling facility. With five mills at sites within a 160-kilometre radius on the south coast of BC, Catalyst has a combined annual capacity of 2.4 million tonnes of product. Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Richard Garneau, president and CEO and David Smales, vice-president, finance and CFO will hold a conference call with financial analysts and institutional investors on Wednesday, August 1, 2007 at 11 a.m. ET, 8 a.m. PT to present the company’s second-quarter results. Media and other interested people may listen to the live broadcast at www.catalystpaper.com/conferencecall.asp.

Forward-Looking Statements

Except for the historical information contained herein, the matters set forth in this report are forward looking, including statements with respect to general economic conditions, assessment of market conditions, demand for products, pricing expectations, cash flow, anticipated savings and cost reductions, profit improvements, restructuring costs, productivity, manning levels, capacity and capital and maintenance expenditures. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements.

For more information:

Lyn Brown
Vice-President, Corporate Relations
604-654-4212